Exhibit 5.1
[Goodwin Procter llp Letterhead]
April 18, 2008
Cognex Corporation
One Vision Drive
Natick, Massachusetts 01760

Re:	Securities Being Registered Under Registration Statement on Form S-8
Ladies and Gentlemen:
     This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-8 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on the date hereof relating to an aggregate of 2,300,000 shares (the “Shares”) of common stock, par value $.002 per share, of Cognex Corporation, a Massachusetts corporation (the “Company”), that may be issued pursuant to the Company’s 2007 Stock Option and Incentive Plan (the “2007 Plan”).
     We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion expressed below. We have relied without independent verification on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.
     The opinion expressed below is limited to the laws of the Commonwealth of Massachusetts.
     For purposes of the opinion expressed below, we have assumed that a sufficient number of authorized but unissued shares of the Company’s common stock will be available for issuance when the Shares are issued.
     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the 2007 Plan, will be validly issued, fully paid and nonassessable.
     We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.
Very truly yours,
/s/ GOODWIN PROCTER llp
GOODWIN PROCTER llp